Robert A.  Forrester
Attorney at Law
1755 North Collins Blvd.,
Suite 360
Richardson, TX 75080
(972) 437-9898
Fax (972) 480-8406
raforrester@sbcglobal.net

February 9, 2010

H. Roger Schwal
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Xtreme Oil & Gas, Inc., Inc. File No. 333-168484 Form S-1

Dear Mr. Schwal:

In connection with the staff’s comments of February 8, 2011, Xtreme Oil & Gas, Inc. has the following responses:

General

1.
We note your statement that “[a]s of September 30, 2010, [you] are unable to determine whether [you] will generate sufficient cash from [y]our oil and gas operations to fund [y]our operations for the next twelve months.” Please revise to quantify your anticipated expenditures for the next 12 months. In the alternative, if true, provide a statement that the company cannot calculate the amount needed to fund its current operations, and disclose the specific reasons it is not able to calculate this amount. In both instances, please provide this disclosure in your Risk Factors and Liquidity and Capital Resources sections.

We have identified, in both the Risk Factors and Liquidity and Capital Resources sections, our monthly corporate cash requirements and indicated the uncertainty regarding future cash expenditures and revenues.

Mr. McAndrew will continue to have substantial control, page 5

2.
We note that as a result of Mr. McAndrew’s ownership of all of your Nontransferable Preferred Stock, he has additional voting power equal to 1.1 times the number of common shares outstanding in addition to his current beneficial ownership of common shares. Please quantify in this risk factor and your Beneficial Ownership table the total equivalent voting percentage Mr.McAndrew has due to his ownership of the Nontransferable Preferred Stock and its voting power. With regard to the table, provide addition Regulation S-K, including Instruction 2.

In the Beneficial Ownership table, we have added a column to indicated the aggregated percentage of voting power given the Nontransferable Preferred Stock.. We have also added columns to assist in determining how those percentages were determined.

The effect of the Nontransferable Preferred Stock is to double, or a little more than double, the aggregate number of votes of all shareholders with all of the increase going to Mr. McAndrew. With respect to shareholders other than Mr. McAndrew, the effect is to halve, approximately, the voting power of a given shareholder. The effect on the voting power of Mr. McAndrew’s common stock is a similar reduction by half in comparison with the total number of votes. Accordingly, to determine the aggregate percentage of votes in round numbers, Mr. McAndrew’s existing 32% of common stock results in the halving, approximately, that number and adding it to the approximately 51% of the total votes he receives by virtue of his ownership of the preferred stock.

In connection with our responses, the following pages set forth the changes in response to your comment letter of February 8, 2011.

Very truly yours,

/s/ Robert A. Forrester

Robert A. Forrester